UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CON-WAY, INC.

(Name of Subject Company)

CANADA MERGER CORP.

(Offeror)

XPO LOGISTICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.625 PAR VALUE

(Title of Class of Securities)

205944101

(Cusip Number of Class of Securities)

Gordon E. Devens

Senior Vice President, General Counsel and Secretary

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

(855) 976-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,789,604,521	$324,152.05

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 56,866,820 shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Corporation (“Con-way”) outstanding multiplied by the offer price of $47.60 per share, (ii) 1,738,317 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $47.60 per share. The calculation of the filing fee is based on information provided by Con-way as of September 3, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.625 per share (“Shares”), of Con-way Inc., a Delaware corporation (“Con-way”), at a price of $47.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 15, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Con-way Inc.

221 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

(734) 757-1444

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Con-way”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Con-way”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Con-way”)

THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER —	Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Con-way”)

THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Con-way”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

THE TENDER OFFER —	Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Con-way”)

THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Con-way”)

THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER —	Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by XPO Logistics, Inc. and Con-way Inc. on September 9, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).

(a)(1)(G)	Investor Presentation dated September 9, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).

(a)(1)(H)	Investor Presentation Script dated September 9, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).

(a)(1)(I)	Transcript of Investor Call dated September 10, 2015 (incorporated by reference to Schedule TO-C filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 11, 2015).

(a)(1)(J)	Summary Advertisement as published in the Wall Street Journal on September 15, 2015.

(b)(1)	Debt Commitment Letter, dated as of September 9, 2015, between Morgan Stanley Senior Funding, Inc. and XPO Logistics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 10, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2015, by and among XPO Logistics, Inc., Canada Merger Corp. and Con-way Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 10, 2015).

Exhibit No.	Description

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2015

CANADA MERGER CORP.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Vice President, Secretary and Treasurer

XPO LOGISTICS, INC.

By:	/s/ Gordon E. Devens
Name:	Gordon E. Devens
Title:	Senior Vice President; General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by XPO Logistics, Inc. and Con-way Inc. on September 9, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).

(a)(1)(G)	Investor Presentation dated September 9, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by XPO Logistics, Inc.. with the Securities and Exchange Commission on September 9, 2015).

(a)(1)(H)	Investor Presentation Script dated September 9, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 9, 2015).

(a)(1)(I)	Transcript of Investor Call dated September 10, 2015 (incorporated by reference to Schedule TO-C filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 11, 2015).

(a)(1)(J)	Summary Advertisement as published in the Wall Street Journal on September 15, 2015.

(b)(1)	Debt Commitment Letter, dated as of September 9, 2015, between Morgan Stanley Senior Funding, Inc. and XPO Logistics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 10, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2015, by and among XPO Logistics, Inc., Canada Merger Corp. and Con-way Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by XPO Logistics, Inc. with the Securities and Exchange Commission on September 10, 2015).

Exhibit No.	Description

(g)	None.

(h)	None.